DLA Piper LLP (US) 555 Mission Street, Suite 2400 San Francisco, California 94105-2933 www.dlapiper.com Jeffrey C. Selman jeffrey.selman@us.dlapiper.com T 415.615.6095 F 415.659.7465

March 25, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attn:	Jeffrey Gabor

Celeste Murphy

Re:	GigCapital2, Inc.

Registration Statement on Form S-1

Filed February 16, 2021

File No. 333-253146

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated March 1, 2021, to Dr. Raluca Dinu, President and Chief Executive Officer of GigCapital2, Inc. (“GigCapital2” or the “Company”) regarding the Registration Statement on Form S-1 filed February 16, 2021 (the “Registration Statement”). Simultaneously with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) in response to the Staff’s comments.

This letter sets forth each comment of the Staff in the Comment Letter and, following the comment, sets forth the Company’s response.

Registration Statement on Form S-1

General

1.

Generally, securities issued in a private transaction may not be registered for resale pursuant to Rule 415 until after the private placement is completed. In this regard, we note that the investors do not appear to be irrevocably bound to purchase the securities because there are conditions to closing that are within the investor’s control. Section 2.(c)(iv) states that all conditions precedent to the closing of the Notes Financing set forth in the Notes Subscription Agreements shall have been satisfied or waived, and the Closing shall occur concurrently with the closing of the Notes Financing. Please provide us your analysis regarding how this registration is appropriate. For guidance, refer to Securities Act Section 5 Compliance & Disclosure Interpretation 134.01 and 139.11.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the authority and guidance cited by the Staff does not support a conclusion that the private placement of shares of common stock pursuant to the PIPE Subscription Agreements (the “PIPE Subscription Agreements”) was not

March 25, 2021

Page Two

completed because the investors were not irrevocably bound to purchase the securities due to conditions to closing that are within the investors’ control. The Company asserts that there are no conditions within the control of the investors, and that the private placements were “constructively” completed prior to the sale or issuance of securities.

C&DI 134.01 and 139.11 address the specific problem caused by a transaction in which the closing of a private placement does not take place until after the filing of the resale registration statement and is contingent upon the effectiveness of the registration statement. Recognizing that in such a transaction the actual closing takes place after, rather than before, the filing and effectiveness of the resale registration statement, the Staff has formulated a set of requirements under C&DI 134.01 and 139.11 which enables issuers to deem such a transaction to have been completed for purposes of Rule 152 at the time the registration statement is filed and before the transaction has actually closed.

As noted by the Staff in the Comment Letter, the PIPE Subscription Agreements to buy and sell securities were executed prior to the filing of the Registration Statement, and no securities were sold or issued pursuant to the PIPE Subscription Agreement at the time of the filing of the Registration Statement. The investors’ obligation to close the transaction is contingent upon the satisfaction of very specific conditions. In light of this contingency, for a private placement to be deemed “constructively” completed prior to the sale or issuance of securities, C&DI 134.01 and 139.11 require that the investor must be at market risk at the time the resale registration statement is filed. Question 139.11 of the C&DI provides, in pertinent part, as follows:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date [emphasis added]. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the pipe analysis applies to the convertible security, not to the underlying common stock (emphasis added). There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions [emphasis added]. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

In the context of a transaction where the actual sale or issuance of securities has not yet occurred at the time the resale registration is filed, this requirement means that the investor must be irrevocably bound to purchase the securities, subject only to the effectiveness of the registration statement or other conditions outside the investor’s control, and that the number of securities and the purchase price must be set in the purchase agreement and may not be contingent on the market price at the time of effectiveness of the registration statement or thereafter.

March 25, 2021

Page Three

We respectfully request that the Staff consider the language in the PIPE Subscription Agreements, specifically that:

1. The PIPE Subscription Agreements represent an irrevocable obligation on the part of each investor (Section 1 of the PIPE Subscription Agreement);

2. The number of shares of common stock to be purchased by the investor is fixed (as set forth on each investor’s signature page to each PIPE Subscription Agreement);

3. The price to be paid by the investors is fixed, and is not subject to or contingent upon the market price at any time (Section 1 of the PIPE Subscription Agreements);

4. The Company and the investors treated the purchase as constructively closed as the investors’ final investment decision were made upon execution of the PIPE Subscription Agreements. There are no subsequent adjustments to the number of shares or purchase price, and all closing conditions are beyond the control of the investor; and

5. There are no conditions to closing that are within any investor’s control or that the investor can cause not to be satisfied (Section 2(e) of the PIPE Subscription Agreements).

We note that the Staff has asserted that the investor “does not appear to be irrevocably bound to purchase the securities because there are conditions to closing that are within the investor’s control”. Specifically, the Staff asserts that the condition of “all conditions precedent to the closing of the Notes Financing set forth in the Note Subscription Agreements shall have been satisfied or waived, and the Closing shall occur concurrently with the closing of the Notes Financing” is within the control of the investor in the separate PIPE Subscription Agreement and therefore the private placement of shares of common stock pursuant to the PIPE Subscription Agreement was not “constructively” completed prior to the sale or issuance of securities. This approach seems to be at odds with the mission of the Commission and applicable law. In the portion of Question 139.11 we outlined above, we even added emphasis to the following portions:

The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date

There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions

We expressly acknowledge the language of Question 139.11 and, in fact, have emphasized such language. The transactions contemplated by the PIPE Subscription Agreement for the sale of shares of common stock, as well as those contemplated by the Convertible Note Subscription Agreement for the issuance of a different security – convertible notes – to a different set of investors, were completed as of January 20, 2021, because each investor entering into each of a PIPE Subscription Agreement and/or a Convertible Note Subscription Agreement was at market risk as of that date, which preceded the February 16, 2021 date

March 25, 2021

Page Four

of filing of the Company’s resale registration statement on Form S-1 with the Commission with regard to the shares of common stock being issued pursuant to the PIPE Subscription Agreement. As of January 20, 2021, pursuant to the PIPE Subscription Agreements, an investor who is a party to that agreement had completed the purchase of the shares of a fixed purchase price of $10.00 per share and was irrevocably bound to purchase the shares. Similarly, as of that same date and pursuant to the Convertible Note Subscription Agreement, any investor who is a party to that separate agreement had completed the purchase of convertible notes for a fixed amount of convertible and was irrevocably bound to purchase the convertible notes. Although closing of the issuance of the convertible notes pursuant to the Convertible Note Subscription Agreement is a condition to the separate closing of the sale of common stock pursuant to the PIPE Subscription Agreement, in accordance with the above-referenced guidance, we respectfully note that there are no conditions in either the PIPE Subscription Agreement or the Convertible Note Subscription Agreement relating to either closing that are within control of any investor who is a party to either of these agreements or that any such investor can cause not to be satisfied. Moreover, there are no conditions in either agreement relating to the market price of the Company’s securities or the investors’ satisfactory completion of their due diligence on the Company. Accordingly, in accordance with the above-referenced guidance, each investor who is a party to the PIPE Subscription Agreement and/or the Convertible Note Subscription Agreement was irrevocably bound to purchase a set number of securities pursuant to the respective agreement for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the Registration Statement or at any subsequent date. As a result, the investors were at market risk as of January 20, 2021, the date the PIPE Subscription Agreement and the Convertible Note Subscription Agreement were executed, which was well in advance of the February 16, 2021 date of filing of the Registration Statement with the Commission.

For the reasons set forth above, we respectfully request that the Staff reconsider its position with respect to the ability of the Company to file the Registration Statement and that the Staff complete its review of the Registration Statement as soon as possible. We submit that the private placement with the investors were structured to comply with the letter and spirit of CD&I 139.11. We further submit that CD&I 139.11 and similar Staff pronouncements on these types of issues should be interpreted flexibly, particularly as in this case when the only question at hand is whether a condition which cannot be legally within the control of an investor should negate a constructive closing. Further, there is no potential for abuse arising out of the structure of the investment. We believe that all of the conditions of CD&I 139.11 are satisfied under these facts and circumstances. If the Staff were to concur with this analysis, we believe that it would be upholding the Commission’s mission of allowing issuers to access investor capital on agreed upon terms and in manner which is transparent and not subject to abuse. We urge the Staff to consider the Company’s facts and circumstances accordingly and permit registration in this case.

2.	Confirm, if true, that you do not intend to seek acceleration of this registration statement until the transaction described in the related S-4 is completed.

We confirm that the Company does not intend to seek acceleration of this registration statement until the Business Combinations described in the related registration statement on Form S-4 are completed.

March 25, 2021

Page Five

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We and the Company very much appreciate the Staff’s attention to the review of the Amended Registration Statement. Please do not hesitate to contact Tommy Felix at (858) 677-1412 or myself at (415) 615-6095 if you have any questions regarding this letter or the Amended Registration Statement.

Very truly yours,

/s/ DLA Piper LLP (US)

DLA Piper LLP (US)

Jeffrey C. Selman

Partner